AMERICAN BONANZA GOLD CORP.

Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2013

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, “Continuous Disclosure Obligations”, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Corporation have been prepared by management and approved by the Audit Committee and the Board of Directors of the Corporation.

The Corporation’s independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

AMERICAN BONANZA GOLD CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(In Canadian Dollars)	September 30,	December 31,
(Unaudited – Prepared by Management)	2013	2012
	$	$

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	98,752	1,384,014
Restricted cash (note 4)	840,725	-
Trade and other receivables (note 5)	546,879	581,802
Prepaid expenses	188,429	126,974
Inventory (note 6)	411,443	1,689,192
Other assets	3,825	8,581
	2,090,053	3,790,563

NON-CURRENT ASSETS:
Mineral properties, plant and equipment (note 7)	82,016,681	70,291,285
Reclamation bond (note 4)	20,788	20,074
	82,037,469	70,311,359

TOTAL ASSETS	84,127,522	74,101,922

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable and accrued liabilities	4,582,460	4,933,564
Short term loan (note 9)	7,511,403	1,884,530
Derivative and gold loan instruments (note 8)	9,203,925	6,168,473
	21,297,788	12,986,567

NON-CURRENT LIABILITIES:
Convertible debt (note 10)	761,278	-
Reclamation and site restoration	1,498,976	1,530,978
	2,260,254	1,530,978
	23,558,042	14,517,545

SHAREHOLDERS’ EQUITY
Share capital (note 11)	93,085,932	92,361,058
Other equity reserve	9,293,089	9,535,594
Equity portion of convertible debt (note 10)	223,484	-
Accumulated other comprehensive income (loss)	1,184,183	(1,247,948)
Deficit	(43,217,207)	(41,064,327)
	60,569,481	59,584,377

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	84,127,523	74,101,922

NATURE OF OPERATIONS AND GOING CONCERN (note 1)
SUBSEQUENT EVENTS (note 16)

APPROVED ON NOVEMBER 12, 2013 ON BEHALF OF THE BOARD:

Signed: Brian Kirwin
Director

Signed: Jamie Newall
Director

The accompanying notes are an integral part of these consolidated financial statements

AMERICAN BONANZA GOLD CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In Canadian Dollars)	Three Months		Nine Months
(Unaudited – Prepared by Management)	Ended September 30,		Ended September 30,
	2013	2012	2013	2012
	$	$	$	$

EXPENSES (INCOME):
Finance costs (note 8c)	1,170,232	340,456	604,313	721,058
Management fees, consulting and salaries	209,289	212,156	622,466	596,394
Investor relations	173,681	75,959	334,871	276,202
Legal and accounting	12,084	74,406	134,673	123,597
Exploration	60,424	116,134	159,410	281,337
Office and administration	36,907	31,469	114,010	96,014
Business development	62,326	35,662	136,024	107,931
Insurance	5,746	6,725	20,373	35,704
Loss on investments and derivative asset	1,031	156,687	4,756	287,994
Foreign exchange loss (gain)	(113,409)	27,884	19,400	35,877
Amortization	-	-	2,584	1,339
Gain on mineral property disposal	-	-	-	(439,883)

LOSS FOR THE PERIOD	1,618,311	1,077,538	2,152,880	2,123,564

OTHER COMPREHENSIVE INCOME / (LOSS):
Unrealized gain on available-for-sale marketable securities, net of tax	-	285,423	-	209,522
Reclassification of loss realized in the period	-	(142,143)	-	(209,522)
Currency translation adjustments	(1,626,559)	(2,220,639)	2,432,131	(2,064,873)

TOTAL OTHER COMPREHENSIVE INCOME / (LOSS)	(1,626,559)	(2,077,359)	2,432,131	(2,064,873)

COMPREHENSIVE INCOME / (LOSS) FOR THE PERIOD	(3,244,870)	(3,154,897)	279,251	(4,188,437)

LOSS PER COMMON SHARE
Basic and diluted	(0.01)	(0.01)	(0.01)	(0.01)

WEIGHTED AVERAGE NUMBER OF SHARES	234,396,111	207,985,508	234,109,438	202,471,589

The accompanying notes are an integral part of these consolidated financial statements

AMERICAN BONANZA GOLD CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(In Canadian Dollars)	Three Months		Nine Months
(Unaudited – Prepared by Management)	Ended September 30,		Ended September 30,
	2013	2012	2013	2012
	$	$	$	$
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Loss for the period	(1,618,311)	(1,077,538)	(2,152,880)	(2,123,564)
Items not affecting cash:
Loss on investments and derivative asset	1,031	156,687	4,756	287,994
Amortization	-	-	2,584	1,339
Accretion of reclamation and site restoration and other expense (note 8c)	6,110	6,203	18,533	18,663
Loss (gain) on derivative liability and gold loan instruments (note 8b)	1,307,227	61,103	482,874	(279,295)
Non-cash financing costs	-	-	-	344,080
Non-cash portion of loss on sale of properties	-	-	-	(439,883)
Unrealized foreign exchange loss (gain)	(113,409)	27,884	19,400	35,877
Interest expense	24,782	-	24,782	3,650
	(392,570)	(825,661)	(1,599,951)	(2,151,139)
Changes in non-cash operating accounts:
Inventory	539,818	(76,309)	1,322,371	650,783
Amounts receivable	789,628	(65,234)	1,586,927	(1,074,629)
Prepaid expenses	28,203	143,572	(56,604)	375,392
Reclamation and site restoration	(5,968)	7,153	(103,778)	28,400
Accounts payable and accrued liabilities	(213,909)	(62,196)	(967,823)	(1,465,781)
Interest received	-	-	-	(3,650)
	745,202	(878,675)	181,142	(3,640,624)
INVESTING ACTIVITIES
Purchase of mineral properties, plant and equipment and
capitalized production costs	(7,559,273)	(4,884,515)	(20,089,611)	(15,520,009)
Proceeds on commissioning sales	3,816,527	1,274,309	10,710,556	4,915,013
Sale of marketable securities	-	80,736	-	122,978
Expenditures on Copperstone royalty	(256,891)	(62,879)	(679,842)	(113,816)
	(3,999,637)	(3,592,349)	(10,058,897)	(10,595,834)

FINANCING ACTIVITIES
Issue of common shares, net of issue costs	(7,689)	5,675,928	443,002	6,388,803
Short term loan (note 9)	2,113,780	-	6,955,127	-
Promissory note (note 8)	-	1,426,735	1,004,743	12,043,562
Convertible debt (note 10)	959,980	-	959,980	-
Repayment of promissory note	-	(2,206,388)	-	(3,676,910)
Restricted cash (note 4)	-	-	(816,000)	-
	3,066,071	4,896,275	8,546,852	14,755,455

Effect of exchange rates on cash and cash equivalents	(32,207)	3,371	45,641	(30,088)

INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	(220,571)	428,622	(1,285,262)	488,909

CASH AND CASH EQUIVALENTS, beginning of the period	319,323	1,882,798	1,384,014	1,822,511

CASH AND CASH EQUIVALENTS, end of the period	98,752	2,311,420	98,752	2,311,420

Supplemental cash flow information (note 14)

The accompanying notes are an integral part of these consolidated financial statements

AMERICAN BONANZA GOLD CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(In Canadian Dollars)
(Unaudited – Prepared by Management)
For the nine months ended September 30, 2013 and 2012

					Accumulated
			Other	Equity Portion	Other
	Share Capital		Equity	of Convertible	Comprehensive
	Shares	Amount	Reserve	Debenture	Income (Loss)	Deficit	Total
		$	$	$	$	$	$
Balance, January 1, 2012	198,549,355	85,411,531	9,750,370	-	13,373	(37,870,950)	57,304,324
Exercise of options	2,535,956	408,208	-	-	-	-	408,208
Reclass options exercised	-	241,816	(241,816)	-	-	-	-
Exercise of warrants	4,652,608	1,327,000	-	-	-	-	1,327,000
Reclass warrants exercised	-	159,600	(159,600)	-	-	-	-
Private placement	25,000,000	5,000,000	-	-	-	-	5,000,000
Derivative gold loan financing – warrants (note 8)	-	-	185,997	-	-	-	185,997
Share issue costs	-	(346,405)	-	-	-	-	(346,405)
Other comprehensive income	-	-	-	-	(2,064,873)	-	(2,064,873)
Loss for the period	-	-	-	-	-	(2,123,564)	(2,123,564)
Balance, September 30, 2012	230,737,919	92,201,750	9,534,951	-	(2,051,500)	(39,994,514)	59,690,687

Balance, January 1, 2013	231,887,919	92,361,058	9,535,594	-	(1,247,948)	(41,064,327)	59,584,377
Exercise of options (note 11)	2,508,192	451,295	-	-	-	-	451,295
Reclass option exercised	-	281,871	(281,871)	-	-	-	-
Debt financing – warrants (note 8b)	-	-	39,366	-	-	-	39,366
Convertible debt (note 10)	-	-	-	223,484	-	-	223,484
Share issue costs	-	(8,292)	-	-	-	-	(8,292)
Other comprehensive income	-	-	-	-	2,432,131	-	2,432,131
Loss for the period	-	-	-	-	-	(2,152,880)	(2,152,880)
Balance, September 30, 2013	234,396,111	93,085,932	9,293,089	223,484	1,184,183	(43,217,207)	60,569,481

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
For the three and nine months ended September 30, 2013 and 2012

1.	NATURE OF OPERATIONS AND GOING CONCERN

American Bonanza Gold Corp. (the “Corporation”) was incorporated in British Columbia on December 10, 2004. The Corporation is domiciled in Vancouver, Canada. The Corporation is a development stage mining company engaged in the identification, acquisition, exploration and development of precious metals properties located in the United States. The Corporation, with the exception of the Copperstone gold property (note 7) has not yet determined whether its other exploration mineral properties contain mineral reserves which are economically recoverable. The recoverability of amounts capitalized is dependent upon the discovery of economically recoverable reserves, securing and maintaining title in the properties, obtaining the necessary financing to complete the exploration and development of these projects and upon the attainment of future profitable production.

These financial statements have been prepared by management on a going-concern basis, which assumes the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and settle its liabilities and commitments in the normal course of business. As at September 30, 2013, the Corporation had cash and cash equivalents of $98,752 and a working capital deficiency of $20,048,460.

The ability of the Corporation to continue as a going concern is dependent on its ability to achieve profitable operations. The Corporation’s current objective is the development and operation of the Copperstone mine. The Corporation suspended operations at the Copperstone mine on October 11, 2013 and placed the mine on care and maintenance status. The Corporation has made this decision in order to cut costs while it reviews its operations with a focus on improving operational efficiencies. The Corporation is also seeking additional capital to fund performance improvements in order to meet the designed capacity of the Copperstone mine. The Corporation believes that with additional capital, upon the resumption of operations, the mine will perform at a consistent mine output rate and mill throughput rate which will help reduce overall costs as the Corporation moves forward to bring the Copperstone mine to design operating rates. The Corporation is currently in negotiations with several significant finance groups, and discussions are progressing during the care and maintenance period with a goal of providing sufficient capital to resume full long term operations at the mine and to raise sufficient capital to conduct the care and maintenance programs at the mine. A longer-term objective of the Corporation remains the substantial increase in mine production upon the resumption of operations and delineation of the significant exploration potential at Copperstone.

The Corporation will require additional financing to carry out its near-term plans, and to meet its obligations under its loan agreements. These conditions indicate the existence of a material uncertainty that cast significant doubt about the Corporation’s ability to continue as a going concern. The Corporation has, however, demonstrated its ability to raise funds when required, as evidenced by the successful closing of gold prepayment facilities, short term loans, private placements and convertible debentures in 2012 and 2013. The Corporation also has evidence of its ability to produce saleable gold concentrates with commissioning sales of $11,647,392 (note 7) during the nine months ended September 30, 2013. The Corporation has also committed to offer 7,819 ounces of future gold production for principal repayments under gold loans which has been subsequently amended to 9,557 ounces as described in note 15. Future levels of sales revenues must reach levels that exceed operating costs over a sustained period in order to demonstrate profitability. These required sales levels have not yet been achieved, although progress is being made towards this objective. These condensed consolidated interim financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary should the going concern assumption become inappropriate.

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting using accounting policies consistent with IFRS issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in and should be read in conjunction with the Corporation’s December 31, 2012 consolidated financial statements.

The condensed consolidated interim financial statements are presented in Canadian dollars (“CAD”).

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
For the three and nine months ended September 30, 2013 and 2012

3.	RECENT ACCOUNTING PRONOUNCEMENTS

The IASB issued a number of new and revised accounting standards which are effective for annual periods beginning on or after January 1, 2013. These standards include the following:

•	IFRS 10 – Consolidated Financial Statements
•	IFRS 12 – Disclosure of Interests in Other Entities
•	IFRS 13 – Fair Value Measurement
•	IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine

The Corporation assessed the impact of the above standards and noted that there was no impact of IFRS 10, 12 and IFRIC 20 on the Corporation’s financial statements.

IFRS 13 – Fair Value Measurement (“IFRS 13”) defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. The Corporation has applied IFRS 13 on a prospective basis, commencing January 1, 2013.

Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”), effective for annual periods beginning on or after July 1, 2012, require an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately.

In December 2011, the IASB amended IFRS 9, Financial Instruments, which is effective for periods beginning on or after January 1, 2015. This revised accounting standard has not yet been adopted by American Bonanza, and the Corporation has not yet completed the process of assessing the impact that it will have on its financial statements, or whether to early adopt any of the new requirements.

4.	RESTRICTED CASH

The Corporation was required to place a reclamation bond with the US Bureau of Land Management for $1,643,800 for the Copperstone project. During 2012, $1,618,468 ($1,632,049 United States dollars (“USD”)) of the reclamation bond was recovered and replaced by a surety bond of an insurance company. Pursuant to the term of the surety bond, the Corporation provided a cash collateral of $840,725 ($816,000 USD) which will be held with the Bank of New York in the name of the Corporation.

The remaining $20,788 (December 31, 2012 - $20,074) of the reclamation bond is still held by the US Bureau of Land Management relating to the Copperstone project as at September 30, 2013.

5.	TRADE AND OTHER RECEIVABLES

	September 30,	December 31,
	2013	2012
	$	$
Trade accounts receivable – concentrate sales	468,030	548,586
Goods and services and harmonized sales tax	11,809	31,095
Other receivables	67,040	2,121
	546,879	581,802

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
For the three and nine months ended September 30, 2013 and 2012

6.	INVENTORY

	September 30,	December 31,
	2013	2012

Product inventory – ore and concentrate	140,157	1,402,659
Inventory supplies	271,286	286,533
	411,443	1,689,192

7.          MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral	Property, Plant
	Properties	and Equipment	TOTAL
	$	$	$
Cost
December 31, 2012	54,797,759	16,808,608	71,606,367
Addition and recapitalized production costs	19,898,665	(433,570)	19,465,095
Recapitalized net revenue	(11,647,392)	-	(11,647,392)
Recapitalized depreciation	833,571	-	833,571
Recapitalized interest and commitment fees	1,409,303	-	1,409,303
Currency adjustment	1,949,784	596,274	2,546,058
September 30, 2013	67,241,690	16,971,312	84,213,002

Accumulated amortization
December 31, 2012	-	(1,315,082)	(1,315,082)
Depreciation	-	(836,156)	(836,156)
Currency adjustment	-	(45,083)	(45,083)
September 30, 2013	-	(2,196,321)	(2,196,321)

Net book value
December 31, 2012	54,797,759	15,493,526	70,291,285
September 30, 2013	67,241,690	14,774,991	82,016,681

Mineral Property – Copperstone

The Corporation is engaged in exploring and developing the Copperstone gold mine in La Paz County, Arizona, United States. The Copperstone mine is currently in the commissioning stage and all sales and production costs are currently being capitalized to mineral interests.

The Corporation holds a 100% leasehold interest in the Copperstone Project. The landlord is Angie Patch Survivor’s Trust / Daniel L. Patch Credit Trust, “Patch Living” (formally known as The Patch Living Trust) and the lease was for a 10 year term starting June 12, 1995 and was renewed for a further ten years on and from June 12, 2005. The lease is renewable for one or more ten-year terms at the Corporation’s option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1% production gross royalty with the royalty increasing to 6% if the price of gold is over $551 USD per ounce. The Corporation pays a minimum advance royalty per year of $30,000 USD.

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
For the three and nine months ended September 30, 2013 and 2012

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT (continued)

During 2002, the Corporation entered into a mining services agreement with an Underground Mining Contractor (“Mining Contractor”) for purposes of the development and extension of an existing underground decline in the D-Zone to establish underground infrastructure for subsequent exploration and development programs. The Corporation is required to pay to the Mining Contractor $50,000 USD from initial proceeds from mineral extracted from the D-Zone of the Copperstone property and a Net Smelter royalty of 3% from the first 50,000 tonnes of mineralized material extracted from the D -Zone. As 50,000 tonnes from the D-Zone has been mined as of September 30, 2013, the Corporation has completed its commitment under this royalty.

As of September 30, 2013, $1,514,107 has been paid and accrued in relation to the above royalties.

All required property payments were made with respect to the Copperstone Project as of September 30, 2013, and all claims are in good standing until August 2014.

Joint Venture of Southwest Target of Coppertone Mine

On July 3, 2013, the Corporation entered into an earn-in agreement with Suparna Gold Corp. (TSXV: SUG) (“Suparna”) in connection with the proposed mineral property acquisition and joint venture whereby Suparna may acquire up to a 60% interest in certain mining claims and property comprising the Southwest target at the Corporation’s Copperstone gold mine. The claims consist of 50 claims that are outside of the Copperstone mining area and represent longer term exploration potential. Subsequent to September 30, 2013, the agreement was amended to delay the earn in requirements.

Exploration and Evaluation assets

Gold Bar

As of September 30, 2013 the Corporation has claim to only one exploration property, Gold Bar property located in Eureka, Nevada. The Corporation had written down the carrying value of the Gold Bar property to zero in previous years as no exploration activity has occurred on the properties in recent years.

8.	DERIVATIVE AND GOLD LOAN INSTRUMENTS

	a)	Promissory Note – $6,000,000 USD Facility

On February 14, 2012, the Corporation entered into a promissory note agreement with Resource Income Fund (“RIF”) with

Auramet Trading LLC (“Auramet”) acting as the agent. RIF advanced to the Corporation $5,660,468 net of cash financing fees of $334,732 ($5,665,000 USD, net of cash financing fees of $335,000 USD). The facility was a forward contract structured to deliver 3,936 ounces of gold or equivalent cash over a 32 week term in the amount of 123 ounces per week starting on May 7, 2012 and ending on December 10, 2012. The facility has been repaid.

The promissory note agreement contains a requirement to grant 4,000 ounces of gold call options to Auramet on behalf of RIF that expired on April 15, 2013 at a strike price of $2,025 USD per ounce. The call options were treated as a current separate derivative liability. On initial recognition, the value of the call options were expensed to financing costs.

For the three and nine months ended September 30, 2013, a $nil and $2,000 gain on the derivative were recognized (September 30, 2012 - $10,511 and $267,335).

	b)	Promissory Note – $8,601,000 USD Facility

On June 14, 2012, the Corporation entered into a promissory note agreement with two lenders and was advanced $4,621,627, net of cash financing fees of $26,078 ($4,501,000 USD) for which the Corporation agreed to deliver 3,215 ounces of gold for delivery on June 1, 2015. The Corporation will pay an interest rate of 12% per annum, commencing on July 1, 2012.

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
For the three and nine months ended September 30, 2013 and 2012

8.	DERIVATIVE AND GOLD LOAN INSTRUMENTS (continued)

On September 14, 2012, the Corporation amended the promissory note agreement with the lenders and included a third party lender to the agreement. The Corporation was advanced an additional $1,426,735 ($1,500,000 USD) by the additional party. The Corporation will pay an interest rate of 12% per annum, commencing on November 1, 2012. The amended promissory note has been restructured to be repaid commencing April 14, 2013 in eight equal principal monthly installments completing on November 14, 2013, through the delivery of 5,001 gold ounces or equivalent cash, at the option of the lender. In connection with the additional advance and the restructuring of the promissory note, the Corporation issued one common share purchase warrant for each $1.00 USD principal amount of the promissory note for a total of 6,001,000 warrants issued. Each warrant entitles the holder to purchase one common share of the Corporation at a price of $0.50 per share, exercisable for the period of two years from closing. The warrants were fair valued using the Black Scholes model and recorded in the other equity reserve account at a value of $185,997.

On April 1, 2013, the Corporation amended the promissory note agreement with and lenders and rolled the November 23, 2012 short term loan of $1,600,000 USD into the gold loan and the lenders provided an additional $1,000,000 USD to increase the total gold loan to $8,601,000 USD. The Corporation will pay an interest rate of 12% per annum, commencing on May 1, 2012. The amended promissory note has been restructured to be repaid commencing September 1, 2013 in twelve equal principal monthly installments completing on August 1, 2014, through the delivery of 7,819 gold ounces or equivalent cash, at the option of the lender. In connection with the additional advance and the restructuring of the promissory note, the Corporation issued one common share purchase warrant for each $1.00 USD principal amount of the additional $2,600,000 USD promissory note for a total of 2,600,000 warrants issued. Each warrant entitles the holder to purchase one common share of the Corporation at a price of $0.20 per share, exercisable for the period of two years from closing until May 7, 2015. The warrants were fair valued using the Black Scholes model and recorded in the other equity reserve account at a value of $39,366. The amendment was determined to be a debt extinguishment and a loss of $323,299 was recognized and included in the fair value change of the instrument.

For the three and nine months ended September 30, 2013, the Corporation has paid and accrued $273,866 and $717,223 in interest in respect to the promissory note, which has been capitalized to mineral interests.

An embedded derivative exists in this contract because the promissory note agreement is denominated in USD. Although the gold price is set in USD, the functional currency of the Corporation is CAD. Accordingly, the foreign exchange effect requires that the promissory note be classified as a derivative liability as the Corporation will report a variable amount outstanding in CAD. The value of the liability changes with the gold price and the change in exchange rate.

The entire promissory note agreement was designated as a financial liability at fair value through profit and loss. The fair value measurements are categorized as level 2 of the fair value hierarchy.

The changes in fair value of the promissory note resulted in a gain for the three and nine months ended September 30, 2013 of $1,307,227 and $482,874 (September 30, 2012 - $50,592 and $11,960).

	September 30,	December 31,
	2013	2012
	$	$
Call option derivative liability (note 8a)	-	2,000
Promissory notes - $8,601,000 USD facility (note 8b)	9,203,925	6,166,473
Total net derivative gold loan liabilities	9,203,925	6,168,473

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
For the three and nine months ended September 30, 2013 and 2012

8.          DERIVATIVE AND GOLD LOAN INSTRUMENTS (continued)

c)	Finance Costs

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012
	$	$	$	$
Financing costs and loss on derivative and change in value of gold loan instruments	1,164,122	336,249	585,780	700,741
Interest and accretion of asset retirement obligation	6,110	6,203	18,533	18,663
Other expense	-	(1,996)	-	1,654
	1,170,232	340,456	604,313	721,058

9.	SHORT TERM LOAN

	a)	Short term loan – $1,600,000 USD Facility

On November 23, 2012, the Corporation entered into a secured $1,587,200 ($1,600,000 USD) loan at a rate of 24% per annum. Cash financing costs of $8,588 were incurred relating to the transaction. The loan will be repaid in equal monthly installments beginning July 23, 2013. As of March 31, 2013, the Corporation had accrued and paid $100,721 in interest in respect to the loan, which has been capitalized to mineral interest. On April 1, 2013, the loan was rolled into the $8,601,000 USD gold forward loan (note 8).

	b)	Short term loan – $300,000 USD Facility

On December 4, 2012, the Corporation entered into an unsecured $297,330 ($300,000 USD) loan at a rate of 24% per annum. The loan was to be repaid in equal monthly installments beginning April 4, 2013 with final payment due on June 4, 2013. The loan was amended for the installments to begin on February 1, 2014 with final payment due on April 1, 2014. As of September 30, 2013, the Corporation has accrued and paid $49,409 in interest in respect to the loan for the period, which has been capitalized to mineral interests.

	c)	Short term loan – $660,000 USD Facility

On January 4, 2013, the Corporation entered into a short term promissory note for $440,000 USD at a rate of 27.3% per annum. The note and respective interest was due to be repaid on March 4, 2013. On January 9, 2013, an additional $220,000 USD promissory note was signed with the same terms, with the exception of the repayment date of March 9, 2013. A commitment fee of $30,000 USD was to be paid on the maturity of the promissory notes. The promissory notes were amended for the maturity dates to be extended to July 8, 2013 for both notes and the total commitment fee to be increased to $75,000 USD. The agreements were subsequently amended to extend the maturity dates to January 1, 2014. . The commitment fees have been included in the value of the loan and as part of the financing costs. As of September 30, 2013, the Corporation has accrued and paid $139,781 in interest in respect to the loan, which has been capitalized to mineral interests.

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
For the three and nine months ended September 30, 2013 and 2012

9.	SHORT TERM LOAN (continued)

	d)	Short term loan – $1,000,000 USD Facility

The Corporation received $1,000,000 USD in advance for an agreement reached on April 10, 2013. The Corporation entered into a short term agreement with an arm’s length lender for a $1,000,000 USD short term unsecured loan. The loan bears interest at 20% per annum before default and 40% after default. The loan has a repayment date of April 30, 2013. As of April 30, 2013 the loan was not repaid and now bears an interest of 40%. In connection with the loan, the Corporation has agreed to issue an aggregate of 1,000,000 warrants, each warrant exercisable to acquire one common share of the Corporation at $0.12 per share until May 23, 2015. As of September 30, 2013, the Corporation has accrued and paid $185,996 in interest in respect to the loan, which has been capitalized to mineral interests.

	e)	Short term loan - Demand loan facilities

During the nine months ended September 30, 2013, the Corporation received the following unsecured loans from various lenders:

i.

Demand non-interest bearing loans for a total of $4,115,000 USD. Commitments fees totaling $82,600 USD are due concurrently with the repayment of the principal amounts. The commitment fees have been included in the value of the loan and as part of the financing costs which have been capitalized to mineral interests.

ii.	Demand loan for $850,000 USD at an interest rate of 12% payable on maturity.

iii.

Demand non-interest bearing loans for a total of $210,000 CAD. Commitment fees totaling $4,200 CAD are due concurrently with the repayment of the principal amounts. The commitment fees have been included in the value of the loan and as part of the financing costs which have been capitalized to mineral interests.

	September 30,	December 31,
	2013	2012
	$	$
Short term loan - $1,600,000 USD (note 9a)	-	1,587,200
Short term loan - $300,000 USD (note 9b)	309,090	297,330
Short term loan - $660,000 USD (note 9c)	757,271	-
Short term loan - $1,000,000 USD (note 9d)	1,030,300	-
Short term loan - $4,115,000 USD (note 9e i)	4,324,787	-
Short term loan - $850,000 USD (note 9e ii)	875,755	-
Short term loan - $210,000 CAD (note 9e iii)	214,200	-
Total short term loans	7,511,403	1,884,530

10.	CONVERTIBLE DEBENTURES

On July 3, 2013, the Company issued a secured convertible debenture (“Debenture”) for gross proceeds of $1,000,000. The Debenture has a July 3, 2015 maturity date, with interest payable at a rate of 12% per annum, payable monthly. The Debenture is convertible to one (1) unit for each $0.06 of principal outstanding; each such unit consisting of one common share and one-half of one warrant. Each whole warrant shall entitle the holder to acquire one common share at an exercise price of $0.10 for a period of 12 months from the date of the issuance of the warrant.

The debentures contain both a liability component and an equity component, being the holders’ conversion right, which is presented separately on the consolidated balance sheet as illustrated in the table below. The Corporation has allocated the fair value of the debentures to the individual liability and equity components by establishing the liability component and then allocating the balance remaining, after subtracting the fair value of the liability from the issue price, to the equity component. The fair value of the liability component was determined by discounting the stream of future payments of interest and principal amounts at the estimated prevailing market rate for a debt instrument of comparable maturity and credit quality but excluding any conversion privilege by the holder. A rate of 27.3% was used for the Debentures.

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
For the three and nine months ended September 30, 2013 and 2012

10.	CONVERTIBLE DEBENTURES (continued)

As of September 30, 2013, the Corporation has incurred interest expense of $54,373 in interest in respect to the loan, which has been capitalized to mineral interests.

The table below provides a breakdown of the equity and liability allocation on initial recognition of the Debentures:

Debentures
$
Liability	767,199
Transaction costs	(30,703)
Net liability	736,496

Equity	232,801
Transaction costs	(9,317)
Net equity	223,484

Net proceeds	959,980

The table below indicates the movement in the liability as at end of the period:

September 30, 2013
Debentures
$
Opening balance	-
Issued	767,199
Interest accrued	24,782
Transaction costs	(30,703)
Foreign exchange movement	-
Liability as at end of the period	761,278

11.	SHARE CAPITAL

Authorized

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of Class A Preferred Shares without par value.

Issued and outstanding

As at September 30, 2013, the Corporation had 234,396,111 common shares issued and outstanding (December 31, 2012 – 231,887,919). No Class A Preferred Shares have been issued.

During the period ended September 30, 2013, the Corporation issued 2,508,192 shares for gross proceeds of $451,295 relating to the exercise of stock options (December 31, 2012 – 33,338,564 shares for gross proceeds of $6,832,958).

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
For the three and nine months ended September 30, 2013 and 2012

11.	SHARE CAPITAL (continued)

Options

The Corporation grants incentive stock options as permitted pursuant to the Corporation’s Stock Option Plan (the “Plan”) approved by the shareholders. The Plan has been structured to comply with the rules of the Toronto Stock Exchange

(“TSX”). The aggregate number of common shares which may be subject to option at any one time may not exceed 10% of the issued common shares of the Corporation as of that date including options granted prior to the adoption of the Plan. All options may not be granted for a term exceeding 5 years, and the term will be reduced to one year following the date of death. If the Optionee ceases to be qualified to receive options from the Corporation those options shall immediately terminate. Stock options granted under this plan are subject to vesting terms based on the board of director’s discretion. Currently, all stock options issued and outstanding are vested completely at the date of issue.

As at September 30, 2013, the Corporation has stock options outstanding to acquire an aggregate of 4,830,852 common shares and are held by directors, officers, employees and consultants with a weighted average remaining contractual life of 2.32 years expiring between January 26, 2014 to September 2, 2016.

	Number of	Weighted average
	Options	exercise price
		$
Balance, December 31, 2012	13,069,044	0.39
Exercised	(2,508,192)	0.18
Cancelled / Expired	(5,730,000)	0.49
Balance, September 30, 2013	4,830,852	0.38

The following table summarizes stock options outstanding and exercisable at September 30, 2013:

	Outstanding and Exercisable
		Weighted average
	Amount	remaining life
Exercise price	outstanding	(years)
$0.06 - $0.09	548,556	0.65
$0.37 - $0.39	3,482,296	2.44
$0.53	800,000	2.93
	4,830,852	2.32

Warrants

At September 30, 2013, the Corporation had 9,601,000 outstanding common share purchase warrants.

	Number of	Weighted average
	Warrants	exercise price
		$
Balance, December 31, 2012	31,794,500	0.35
Expired	(25,793,500)	0.31
Granted	(3,600,000)	0.18
Balance, September 30, 2013	9,601,000	0.38

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
For the three and nine months ended September 30, 2013 and 2012

11.	SHARE CAPITAL (continued)

The following table summarizes the warrants outstanding and exercisable at September 30, 2013:

	Outstanding and Exercisable
		Weighted average
		remaining life
Exercise price	Amount outstanding	(years)
$0.12	1,000,000	1.64
$0.20	2,600,000	1.60
$0.50	6,001,000	0.96
	9,601,000	1.20

12.	RELATED PARTY TRANSACTIONS

As part of the short term loans disclosed in Note 9e, $380,000 USD was advanced by the President and CEO of the Corporation.

13.	FINANCIAL INSTRUMENTS AND MANAGEMENT OF CAPITAL

Capital Risk Management

The Corporation’s objectives of capital management are intended to safeguard the entity's ability to support the Corporation’s exploration and development of its mineral properties and support any expansion and operational plans.

The capital of the Corporation consists of the items included in shareholders’ equity and debt obligations net of cash and cash equivalents. The Corporation manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Corporation’s underlying assets.

To effectively manage the entity’s capital requirements, the Corporation has in place a planning and budgeting process to help determine the funds required to ensure the Corporation has the appropriate liquidity to meet its objectives. The Corporation may issue new shares or seek debt financing to ensure that there is sufficient working capital to meet its short - term business requirements. The Corporation is not subject to externally imposed capital requirements.

14.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012
	$	$	$	$
Non-cash investing and financing activities:
Purchase of mineral properties, plant and equipment included in accounts payable and accrued liabilities	117,260	274,739	117,260	274,739
Interest capitalized in mineral properties, plant and equipment	660,713	45,915	1,409,303	39,599
Depreciation capitalized in mineral properties, plant and equipment	288,904	175,913	833,571	337,753

American Bonanza Gold Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In Canadian Dollars)
(Unaudited – Prepared by Management)
For the three and nine months ended September 30, 2013 and 2012

15.	COMMITMENTS AND CONTINGENCIES

The Corporation is committed under lease agreements for the office premises in Reno in the amount of $ 53,000 USD per year until 2014.

The Corporation’s lease obligation to Patch Living on the Copperstone mineral property is disclosed in note 7.

16.	SUBSEQUENT EVENTS

The Corporation amended terms in respect to its $8,601,000 USD gold loan disclosed in note 8b. The amended promissory notes have been restructured to be repaid commencing January 1, 2014 in twelve equal principal monthly installments completing on December 1, 2014, through the delivery of 9,557 gold ounces or equivalent cash, at the option of the lender. Interest payments due on November 1, 2013 and December 1, 2013 have been deferred to January 2, 2014.

The Corporation amended the terms of the convertible debenture disclosed in note 10. Interest payments due on November 1, 2013 and December 1, 2013 have been deferred to January 2, 2014. An additional $10,000 fee will be payable on January 2, 2014 for amending the terms.